

13030837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2013
Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Futurity First Investment Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Enterprise Drive, Suite 4C
(No. and Street)

Rocky Hill	**CT**	**06067**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Lahaie **869-838-4808**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

850 Canal Street, 4th Floor	**Stamford**	**CT**	**06902**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm 3/15

OATH OR AFFIRMATION

I, **Peter Lahaie**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Futurity First Investment Services, Inc.**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director and Chief Financial Officer

Title

Notary Public

NICOLE JUDD
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires Feb. 28, 20[illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUTURITY FIRST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

Assets		
Cash	$	41,043
Commission receivable		847
Prepaid expenses and other current assets		4,968
Total Assets	$	46,858
Liability		
Accrued expenses	$	2,174
Due to related party		10,300
Total liabilities		12,474
Stockholder's Equity		
Common stock, $.001 par value; 100 shares authorized; 100 shares issued and outstanding		-
Additional paid-in-capital		492,826
Accumulated deficit		(458,442)
Total Stockholders Equity		34,384
Total Liabilities & Stockholders Equity	$	46,858

See Notes to Financial Statements.



February 28, 2013

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Broker Dealer Annual Audit Report

To whom it may concern:

Pursuant to SEC Rule 17a-5(d)(1)(i) we are enclosing two copies of the Annual Audit Report for Futurity First Investment Services (CRD# 148024). Please contact me if you need any additional information.

Thank you.

Sincerely,

Michael Tanguay

Michael Tanguay
President
Futurity First Investment Services

CC w/ enclosure: Boston Regional Office